Exhibit 99.2
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
SHANDA GAMES LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 25, 2011
The undersigned shareholder of Shanda Games Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated November 11, 2011, and hereby appoints the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on November 25, 2011, at 2:00 p.m., local time, at Unit 403A, 4/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong, or at any adjournment or postponement thereof, and to vote all Class B ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1:	To re-elect Mr. Qunzhao Tan as a director of the Company;

PROPOSAL NO. 2:	To re-elect Mr. Tianqiao Chen as a director of the Company;

PROPOSAL NO. 3:	To re-elect Mr. Danian Chen as a director of the Company;

PROPOSAL NO. 4:	To re-elect Ms. Grace Wu as a director of the Company;

PROPOSAL NO. 5:	To re-elect Mr. Andy Lin as a director of the Company;

PROPOSAL NO. 6:	To re-elect Mr. Heng Wing Chan as a director of the Company;

PROPOSAL NO. 7:	To elect Mr. Guoxing Jiang as a director of the Company; and

PROPOSAL NO. 8:	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the year ending December 31, 2011.
This proxy should be marked, dated and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.
Please date, sign and mail this
proxy card back as soon as possible.

ê DETACH PROXY CARD HERE ê

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope.

This Proxy Card must be received prior to 2:00 p.m., local time, on November 25, 2011	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	To re-elect Mr. Qunzhao Tan as a director of the Company	☐	☐	☐

PROPOSAL NO. 2:	To re-elect Mr. Tianqiao Chen as a director of the Company	☐	☐	☐

PROPOSAL NO. 3:	To re-elect Mr. Danian Chen as a director of the Company	☐	☐	☐

PROPOSAL NO. 4:	To re-elect Ms. Grace Wu as a director of the Company	☐	☐	☐

PROPOSAL NO. 5:	To re-elect Mr. Andy Lin as a director of the Company	☐	☐	☐

PROPOSAL NO. 6:	To re-elect Mr. Heng Wing Chan as a director of the Company	☐	☐	☐

PROPOSAL NO. 7:	To elect Mr. Guoxing Jiang as a director of the Company	☐	☐	☐

PROPOSAL NO. 8:	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the year ending December 31, 2011	☐	☐	☐
This Proxy Card must be signed by the person registered in the register of members at the close of business on October 21, 2011. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney of such corporation.

Share Owner signs here	Co-Owner signs here
Date: